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                                                                 EXHIBIT (a)(6)


CONTACT:          River Oaks Partnership Services, Inc.
                  (888) 349-2005 (toll free)

FOR IMMEDIATE RELEASE


DENVER, COLORADO, September 3, 1999-AIMCO Properties, L.P. today announced that it has increased its offer price to purchase the units of limited partnership interest in Angeles Partners XII to $700, net to the seller in cash, resulting in the HIGHEST price being offered by anyone. AIMCO indicated that if it is liquidity that a limited partner desires, its offer provides the limited partner with the greatest purchase price currently being offered. Limited Partners who have already tendered their units to AIMCO will automatically receive the benefit of the increased purchase price and need not take any further action.

          AIMCO has also extended its offer so that it now expires at 12:00 midnight, New York City time on September 20, 1999 (unless further extended). Therefore, a limited partner will still be able to receive AIMCO's higher price EARLIER than ERP Operating Limited Partnership is permitted to buy under its offer of only $650 per unit.

          AIMCO further announced that its offer provides a limited partner with the opportunity to sell its units without the commission costs (generally, up to 10% of the sales price, subject to a $150- $200 minimum commission per trade) paid by the seller in typical secondary market sales. With secondary market matching services, the process to sell units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months.

         For further information, please contact River Oaks Partnership Services, Inc. at (888) 349-2005 (toll free), which is acting as the Information Agent for AIMCO's offer.